UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant's name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

This 6-k is being filed to include Amendment No. 1 to the Financial Statements for the three months ended June 30, 2024 which was filed with the Securities and Exchange Commission on August 14, 2024, is being filed for the purpose of adding Exhibit 101 and to furnish the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Except as described above, no changes have been made to the Original Financial Statements for the three months ended June 30, 2024, and this Amendment does not amend, update or change any other items or disclosures in the Original Financial Statements for the three months ended June 30, 2024. Further this Amendment does not reflect subsequent events occurring after the filing date of the Original Financial Statements for the three months ended June 30, 2024 or modify or update in any way disclosures in the Original Financial Statements for the three months ended June 30, 2024.

SUBMITTED HEREWITH

EXHIBITS 99.1, 101 AND 104 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED (NO. 333-276209) AND FORM S-8 (NO. 333-261422), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

99.1	Financial Statements for June 30, 2024

101	Interactive Data File

101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motors Inc.

/s/ Michael Sieffert

Michael Sieffert, Chief Financial Officer

Date:  August 16, 2024